NO ACT

DC

PE
11-15-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


07085585

December 19, 2007

Richard J. Morrison
Associate General Counsel
and Assistant Secretary
NSTAR
800 Boylston Street
Boston, MA 02199

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/19/2007

Re: NSTAR
Incoming letter dated November 15, 2007

Dear Mr. Morrison:

This is in response to your letter dated November 15, 2007 concerning the shareholder proposal submitted to NSTAR by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002



800 Boylston Street
Boston, MA 02199

Richard J. Morrison
Assistant Secretary
Direct Dial: (617) 424-2111
Fax: (617-424-2421)
richard.morrison@nstar.com

November 15, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: NSTAR Shareholder Proposal of Mr. John Jennings Crapo

To Whom It May Concern:

NSTAR ("NSTAR" or the "Company"), a Massachusetts voluntary association (known as a Massachusetts Business Trust), seeks to exclude a shareholder proposal (the "Proposal") and supporting statement pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934 from its 2008 proxy statement. On behalf of the Company, I respectfully request that the Staff of the Division of Corporate Finance (the "Staff") concur with the Company's view that the Proposal and supporting statement submitted by John Jennings Crapo (the "Proponent") may be properly omitted from the proxy materials distributed in connection with the next meeting of shareholders.

As required by Rule 14a-8(j)(2), I submit five additional copies of this letter explaining why NSTAR believes that it may properly exclude the Proposal and supporting statement as submitted by the Proponent. I also enclose six copies of the Proposal and the supporting statement as submitted by the Proponent pursuant to the same rule. Coinciding with this request, I will notify the Proponent by U.S. Mail of the Company's intent to exclude his Proposal and supporting statement from the Company's proxy statement and will provide him with a copy of this letter.

In a proposal dated March 19, 2007, the Proponent requests that the NSTAR Board of Trustees (the "Board") amend its Declaration of Trust to require that an "outside" director (trustee) serve as Chairman of the Board and that such Chairman shall not live nearer than fifty miles from the Chief Executive Officer. Specifically, the Proponent's Proposal and accompanying "Reasons" document, which we refer to in this letter as his supporting statement, reads, to the best that we are able to decipher, as follows:

[Shareholder proposal to NSTAR to the next shareholder meeting, next succeeding this year's annual meeting of NSTAR shareholders and proxies meeting as assembled meeting of shareholders in annual meeting of shareholders.]

Shareholders request the Trustees of NSTAR to take action to amend NSTAR's Declaration of Trust so to provide for chairman (chairwoman) of the Board of trustees of NSTAR ("Board") who is not president ("Chief Executive Officer") of NSTAR commencing no later than the second annual meeting of NSTAR Directors Trustees immediately following the shareholder meeting that approves this shareholder proposal said chairman (woman) shall be an outside trustee and shall not live nearer than fifty (50) miles from where the NSTAR chief executive officer is domiciled and may not have been an employee of NSTAR, although maybe a shareholder of NSTAR in accordance with rules NSTAR may have concerning stockownership of NSTAR Trustees upon their commencing service to NSTAR Board members.

Reasons

Shareholder proponent has submitted, introduced and presented shareholder proposals at publicly held companies a long time spending lots of his time on that as living at his own expense and at no cost to the company. He's sincere about this and these are lonely causes.

Concerning this shareholder proposal proponent at last NSTAR shareholder meeting he was at he inquired of the Hon. Board chairman whether the failure of the Board to advance it's vice chairman had anything to do with Board's lack of confidence in said vice chairman and the chief executive officer he prefers the powers of the company totally vested in his personage and to separate the leadership at the company top is too [cannot read] when he likes to exercise all himself. He doesn't want anyone to make him to anything he doesn't want to do.

The chief executive officer is the boss of the company but the chairman (woman) who instructs him for the Board how he/she must do the job of a chief executive officer.

The NSTAR Board vice chairman has been the company outside legal counsel and has been paid lots of money for that and wonders if he were chairman would he have been in the role of advising himself how to run the company had he become its chairman and wonders too whether there was something inherently wrong in the NSTAR Board vice chair man being the company vice outside counsel.

Chief executive officer is a lonely job and having a chairman (woman) who is not the NSTAR chief executive officer shall make the top level leadership of the company less lonely.

Shareholder proponent believes the best way to avoid the unexpected or minimize its impact is to make it compulsory different persons serve as chief executive officer and as board chairman (woman) of NSTAR and thereby provide NSTAR the benefit of this approach and having an outside chairman (woman) would increase the objectivity of the chief executive officer of NSTAR in role of NSTAR Trustee.

Shareholder proponent has many troubles and is homeless and resides in homeless shelters that get energy from the company nevertheless he doesn't view being homeless and recipient go the troubles a sufficient reason to fail to be a good shareholder.

The former Board vice chairman of NSTAR didn't care whether he lived or died. It would be hoped whomever becomes NSTAR chairman/woman in event of this shareholder proposal becomes operative will be a nice person.

Shareholder proponent plants to keep his ownership of shares of NSTAR stock plans to introduce the shareholders proposal to present it. He has enough shares to present his shareholder proposal. Since he sends in this shareholders proposal he includes the connected ballot for the forthcoming shareholders meeting and sends courtesy copy of this shareholder proposal and the ballot for the U.S. Security and Exchange Commission ("Commission") via certified mail return receipt requested. Comments and other questions please send to proponent via U.S.A. postal service.

Proponent will then his promised attention in accordance with commission laws, rules and regulations.

A copy of the full text of the Proposal and the supporting statement is also attached as Exhibit A.

The Company respectfully requests that the Staff concur that the Proposal and supporting statement may properly be excluded because: (i) the Company lacks the power and authority to implement the proposal, under Rule 14a-8(i)(6); and (ii) the Proposal contains materially false and misleading statements, under Rule 14a-8(i)(3) as contrary to Rule 14a-9(i).

I. *The Proposal Should be Omitted under Rule 14a-8(i)(6) Because NSTAR Lacks the Power and Authority to Implement the Proposal.*

Under Rule 14a-8(i)(6), a proposal is excludable if the company lacks "the power or authority to implement the proposal." If implemented, the Proposal would require the Board to amend its Declaration of Trust to require that the Chairman be, in essence, an independent director[1]. The Proposal contains an additional requirement that the Chairman not live within fifty miles of the Chief Executive Officer.

The Proposal requires both (i) independence and (ii) domicile separation at all times. It does not provide the Board with an opportunity or mechanism to cure a situation where the Chairman either (a) fails to maintain his or her independence or (b) either cannot or will not move from his or her present home. NSTAR has no ability to so closely dictate where its trustees live, nor should it. (Each of NSTAR's trustees currently live within 50 miles of the Chief Executive Officer, such that they would have to relocate outside the metropolitan Boston area away the area where they work, where their families are, and where their community ties are. Either that or the Chief Executive Officer would have to relocate and be subject to the same unacceptable hardships).

[1] Proponent uses the generic term "outside" rather than the technical term "independent." While the term "outside" is vague, we clearly understand the term to mean "independent." The provision in the Proposal specifically allowing the Chairman to be a shareholder of the Company would not be necessary if, for example, Proponent meant to use the term to mean, for example, a non-employee director.

The following analysis of Staff Legal Bulletins and no-action letters speak solely to the application of Rule 14a-(i)(6) to the Proposal's independence requirement. We are unaware of precedent relating to a geographical restriction like that sought in the Proposal, though the principles underlying the Staff's determination of inability to cure apply equally, if not more, to the issue of whether a Board has the power to require a theoretical outside chairman of a Boston-headquartered utility to live more than 50 miles from the Chief Executive Officer or, for that matter, to require the Chief Executive Officer of the Company, who lives 15 miles from the Company's downtown Boston headquarters, within the Company's electric service territory, to relocate more than 50 miles from the Boston-based Chairman. The Staff elaborated on its application of Rule 14a-8(i)(6) in *Staff Legal Bulletin No. 14C* (June 28, 2005) ("SLB 14C"), stating that:

> Our analysis . . . focuses primarily on whether the proposal requires continued independence at all times. . . . [A] board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

In illustrating the application of Rule 14a-8(i)(6), the Staff cited to the proposal in *Allied Waste Industries., Inc.* (Mar. 21, 2005) as an example of a proposal that was properly excluded under the rule. In *Allied Waste Industries, Inc.*, the proposal urged the board of directors "to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair," further stating that "[i]mplementation will be deferred until the 2006 Annual Meeting of the Shareholders." The Staff granted exclusion to Allied Waste, stating that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." Like the proposal in *Allied Waste Industries, Inc.*, the Proposal requires the director (trustee) to maintain his or her independence/outside trustee status and live 50 miles from the CEO at all times after a given date, but does not provide the Board with an opportunity or mechanism to cure a violation of these requirements.

Consistent with its application of Rule 14a-8(i)(6) in SLB 14C, the Staff has permitted the exclusion of proposals requesting that an independent director serve as chairman of the board. *See H.J. Heinz Co.* (June 14, 2004) (proposal urging a board of directors to amend the by-laws to require an independent director who has not served as an officer serve as chairman of the board); *General Electric Co.* (Jan. 14, 2005) (proposal requesting a board of directors to adopt a policy that an independent director serve as chairman of the board); *Intel Corp.* (Feb. 7, 2005) (proposal urging a board of directors to amend the by-laws, effective upon the expiration of pre-existing employment contracts, to require an independent director be chairman of the board); *LSB Bancshares, Inc.* (Feb. 7, 2005) (proposal urging a board of directors to amend the by-laws to require, subject to pre-existing contractual obligations, an independent director serve as chairman of the board); *Ford Motor Co.* (Feb. 27, 2005) (proposal requesting a board of directors to adopt a policy that an independent director serve as chairman of the board); *Exxon Mobil Corp.* (Mar. 13, 2005) (proposal urging a board of directors to amend the by-laws to require, subject to pre-existing contractual obligations, an independent director serve as chairman of the board); *E.I. du Pont de Nemours & Co.* (Feb. 7, 2007) (proposal requiring a board of directors to amend the by-laws to require, subject to pre-existing contractual obligations, an independent director serve as chairman of the board); *Verizon Communications, Inc.* (Feb. 8, 2007) (proposal urging a board of directors to amend the by-laws, effective upon the expiration of pre-existing employment contracts, to require an independent director be chairman of the board). In virtually all of these letters, the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." *Id.* Consequently, the Staff held that the proposal is beyond the power of the board to implement in each occasion.

In SLB 14C, the Staff also indicated when a proposal should not be excluded under Rule 14a-8(i)(6), stating that:

> [I]f the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

The Staff cited to the proposals in *Merck & Co., Inc.* (Dec. 29, 2004) and *The Walt Disney Co.* (Nov. 24, 2004) as examples of proposals that do not warrant exclusion from proxy materials. In *Merck & Co., Inc., supra*, the Staff denied exclusion of a proposal requesting the board of directors to establish a policy of separating the roles of board chair and chief executive officer "whenever possible" so that an independent director serve as chairman. *See also Bristol-Myers Squibb Co.* (Feb. 7, 2005) (exclusion denied for proposal requesting a board of directors establish a policy, "whenever possible," separating roles of chairman and chief executive officer so an independent director serve as chairman); *American Int'l Group, Inc.* (Mar. 17, 2005) (exclusion denied for proposal requiring the chairman be an independent director "at the earliest practical date and whenever an independent director is available and qualified to serve"). In *The Walt Disney Co., supra*, the Staff refused exclusion of a proposal urging the board of directors to amend the corporate governance guidelines to set a policy that the chairman be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances." Accordingly, the Staff has also denied exclusion when proposals specifically state that it "gives [the] company an opportunity to cure [the] chairman's loss of independence should it occur after [the] proposal is adopted." *General Electric Co.* (Jan. 10, 2006); *Newmont Mining Corp.* (Jan. 13, 2006); *Burlington Northern Santa Fe Corp.* (Jan. 30, 2006); *Allegheny Energy, Inc.* (Feb. 7, 2006). The Proposal differs distinctly from the foregoing proposals because it requires adherence to the independence and physical separation requirements at all times, but does not provide the Company with an opportunity or mechanism to cure either or both.

Based upon the Staff's explanation of Rule 14a-8(i)(6) in SLB 14C and its application of the rule in *Allied Waste Industries, Inc., supra*, as well as the other letters cited above, the Company believes that the Proposal should be excluded under Rule 14a-8(i)(6). The Company cannot guarantee that the Chairman of the Board will always be an independent trustee. Likewise, the Company cannot guarantee that a trustee elected as Chairman of the Board will live farther than fifty miles from the Chief Executive Officer at all times. None of them do now. In addition, the Proposal does not offer an opportunity or contain a mechanism by which the Board may cure a violation of the requirement that the Chairman be an independent member of the Board at all times or live as far from the Chief Executive Officer as the Proponent requires.

Therefore, because the Proposal is drafted in a manner that would require the Chairman of the Board to maintain his or her independence at all times without providing an opportunity or mechanism for the Board to cure a violation of this requirement, it is excludable. The Proposal goes even further by also requiring that the Chairman live within a particular location at all times; again, without providing an opportunity or mechanism for the Board to cure a violation of this additional requirement. Accordingly, the Company respectfully requests that the Staff allow the Company to exclude the Proposal from its 2008 Proxy.

II. *The Proposal Should be Omitted Under Rule 14a-8(i)(3) as Contrary to Rule 14a-9, Because it Contains Materially False and Misleading Statements, and if Admitted, Would Constitute a Misleading Statement in Proxy Soliciting Materials.*

Under Rule 14a-8(i)(3), a proposal or supporting statement is excludable if it "is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9(a) provides that:

> No solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. . . .

Note (b) of Rule 14a-9 states that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation" is an example of what "may be misleading within the meaning of [Rule 14a-9]." While the Staff narrowed the scope of those Rule 14a-9 statements may be omitted under Rule 14a-8(i)(3), in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B") it reiterated its position that Note (b) of Rule 14a-9 is a "situation[] where [it] believe[s] modification or exclusion may be consistent with [its] intended application of rule 14a-8(i)(3)."

The Staff's view in numerous no-action letters support the exclusion of a proposal or statement as false or misleading under Rule 14a-8(i)(3) because it would impugn the character, integrity, or personal reputation of a company's management or directors or alleging improper, illegal or immoral conduct without factual foundation. *See Standard Brands, Inc.* (Mar. 12, 1975) (exclusion of proposal warranted where supporting statement contained references to "economic racism" because it "impugn character, integrity and reputation of company . . . without the necessary factual support required by Rule 14a-9"); *Detroit Edison Co.* (Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided basis for excluding the proposal); *Philip Morris Co., Inc.* (Feb. 7, 1991) (omission of proposal due, in part, on statements in supporting statement that impugned character of company's management and others); *MascoTech, Inc.* (Apr. 3, 2000) (statement that "[t]urnover [of directors] reduces the possibility of inbreeding—so prevalent historically at Masco companies—and provides sources of new ideas, viewpoints, and approaches" could be omitted); *General Magic, Inc.* (May 1, 2000) (proposal to change name of company to "The Hell With Shareholders" was excluded because it contained statements that were false and misleading); *IDACORP, Inc.* (Jan. 9, 2001) (allowing exclusion of proposal stating potential merger partners were in a conspiracy to deceive shareholders because it was false and misleading).

The Proponent's Supporting statement contains a number of unsubstantiated false and misleading statements asserting that NSTAR's officers and directors do not have confidence in key executives, that the chief executive officer is power hungry and does anything and everything he chooses, and that officers and directors are indifferent to shareholders. He also states that the "NSTAR vice chairman has been the company outside legal counsel...." This is simply incorrect; the vice chairman, now retired, is a career finance and accounting executive, and in the context of suggesting conflict of interest as the Proponent does, his false allegations become even more damaging by suggesting they involve a key position requiring absolute loyalty such as outside counsel.

The supporting statement also makes references to the NSTAR vice chairman and his alleged treatment of the Proponent by NSTAR and its predecessor over the years: "The former vice chairman didn't care whether he lived or died". This is an expression of his perceived personal experiences at Shareholder meetings, as is his expressed hope that the prospective new Chairman "will be a nice person". It is misleading to suggest that the management of the Company would treat Shareholders at an annual meeting disrespectfully or would harbor personal ill-feelings to its Shareholders because they bring shareholder proposals. It is also untrue.

Without a factual basis, the Proponent impugns the character, integrity and personal reputation of NSTAR's officers and directors by asserting that the officers and directors are inherently conflicted, incompetent, act improperly and are indifferent to shareholders. The Proposal should be excluded under Rule 14a-8(i)(3).

III. Conclusion

For the reasons stated above, it is NSTAR's position that, pursuant to Rules 14a-8(i)(6) and 14a-8(i)(3) , the Company may properly exclude from the proxy statement and form of proxy for the 2008 Annual Meeting of Shareholders of the Company, the Proposal and supporting statement introduced by the Proponent. On behalf of NSTAR, I respectfully request the Division's confirmation that it will not recommend enforcement action to the Commission if the proposal is excluded. If the Staff has any questions regarding this matter, please contact the undersigned at (617) 424-2111.

Very truly yours,

Richard J. Morrison

Richard J. Morrison
Associate General Counsel
and Assistant Secretary

Attachments

cc: Mr. John Jennings Crapo

RECEIVED
2007 NOV 20 PM 12:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

JOHN JENNINGS CRAPO. ("Mr Crapo")
Homeless NSTAR Shareholder
PO Box 400151
CAMBRIDGE MA 02140-0002

page one (01) of six (06) pages

March 19, 2007

Via Certified
Mail return receipt requested
CMRRR

NSTAR Attn please company secretary
Douglas S. HORAN.
800 Boylston Street
Boston MA 02199

Dear Mstr Secretary,

shareholder proposal to NSTAR
to the next shareholder meeting next succeeding this year's annual meeting of NStar shareholders & proxies meeting of shareholders as assembled meeting of shareholders in annual meeting of shareholders

Shareholders request the Trustees of NSTAR to take action to amend NSTAR's Declaration of Trust so to provide for chairman (chairwoman) of the Board of trustees of NSTAR ("Board") who is not president ("chief executive officer") of NSTAR commencing no later than the second annual Meeting of NSTAR Directors Trustees immediately following The Shareholder Meeting That approves this shareholder proposal said chair man (woman) shall be an outside Trustee and shall not live nearer than fifty (50) miles from where the NSTAR chief executive officer is domiciled and may not have been

MORE

MR CRAPO to NSTAR
March 2007
page two (02) of six (06) pages

(3)(4)

an employee of NSTAR, although may be a shareholder of NSTAR in accordance with rules NSTAR may have concerning stockownership of NSTAR trustees upon their commencing service to NSTAR Board Members.

Reasons.

shareholder proponent has submitted, introduced and presented shareholder proposals at publicly held companies a long time spending lots of his time on that activity at his own expense and at no cost to the Company. He's sincere about this and these are lonely causes.

concerning this shareholder proposing proponent at Last NSTAR shareholder meeting he was at he inquired of the Hon. Board chair man whether the failure of the Board to advance it's Vice chair man had anything to do with the Board's lack of confidence in said Vice chairman & the chief executive officer he prefers the power of the company totally vested in his personal and

more

MR CRAPO to NSTAR (4)(9)

March 2007

page three (03) of six (06) pages

to separate the leadership at the company top is too long when he likes to exercise all his power. He doesn't want anyone to make him do any thing he doesn't want to do.

The chief executive officer is the boss of the company but the chairman(woman) who instructs him for the Board how he/she must do the job of Chief Executive officer.

The Nstar Board Vice chair man has been the company outside legal counsel AND has been paid lots of money for that and wonders if he were chairman would he have been in the roles of advising himself how to run the company had he become its chairman and wonders too whether there was something inherently wrong in the Nstar Board Vice chair man being the company Vice outside counsel

more

MR Crapo to NSTAR
March 2007
page three jones(04) gray(06) pp.

5 9

chief executive officer is a lonely job and having a chairman/woman who is not the NStar chief executive officer shall make the top level leadership of the company less lonely.

Shareholder proponent believes the best way to avoid the unexpected or minimize this impact is to method compulsory different person serve as chief executive officer and as Board chairman (woman) of NSTAR and thereby provide NSTAR the benefit of this approach and having an outside chairman/woman would increase the objectivity of the chief executive officer of NSTAR in role of NSTAR Trustee.

Shareholder proponent has many troubles and is homeless and resides in homeless shelters that get energy from the company. Nevertheless he doesn't view being homeless

more

MR CRAPO to NSTAR
March 2007 (6)(9)
page first(05) a nd (06) page
and recipient go thes troubles as
sufficient reason to fail to be
a good stockholder
the former Board Vice chair
man of NStar didn't care
whether he lived or died. It would
be hoped whomever becomes
NStar chairman/woman in
event this shareholder proposal
becomes operative will be a
nice person

and a supporting statement

shareholder proponents
plans to keep his ownership of shares
of NStar stock. plans to introduce
the shareholder proposal. to
present. He has enough shares to present
his shareholder proposal
Since he sends in this
shareholder proposal he includes
the connected ballot for the
forthcoming shareholders meeting
and sends courtesy copy
of this shareholder proposal
more

Mr Crapo to NStar

page six(06) of six(06) pp

March 2007

and the ballot to the U.S. Security and Exchange Commission ("Commission"), via certified mail return receipt requested

comments & other questions please send to proponents via U.S.A Postal service. Proponent will then his prompt attention in accordance with Commission Laws, rules & regulations

Sincerely & briefly

John Jennings Crapo

Enclosure: Ballot completed

c.c. with enclosure ("exhibit d") to item USA Securities & Exchange Commission

JJC/jjc



Admission Ticket

C0000371106

944.000000

*************** AUTO**SCH 5-DIGIT 02140 P-2 P48 002077

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

(8)(9)

Electronic Voting Instructions

You can vote by Internet or telephone.
Available 24 hours a day, 7 days a week.

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada and Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

913315 C0000371106 75489

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proposal 1 — Election of Trustees

The Board of Trustees recommends a vote FOR the listed nominees as Class II Trustees.

Nominee	For	Withhold	Present (handwritten)
01 - Gary L. Countryman	[ ]	[ ]	[X]
02 - Daniel Dennis	[ ]	[ ]	[X]
03 - Thomas J. May	[ ]	[ ]	[X]

Proposal 2 — Approval of the NSTAR 2007 Long Term Incentive Plan

The Board of Trustees recommends a vote FOR Proposal 2.

	For	Against	Abstain
Approval of the NSTAR 2007 Long Term Incentive Plan.	[ ]	[ ]	[X]

Proposal 3 — Ratification of Appointment of Independent Public Accountants

The Board of Trustees recommends a vote FOR Proposal 3.

	For	Against	Abstain
To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent public accountants for 2007.	[ ]	[ ]	[X]

Change of Address — Please print new address below.

NO ADDRESS CHANGE NO ADDRESS CHANGE NO ADDRESS CHANGE

COPY

Authorized Signatures -- This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
MAR 19 2007	J. M. Jennings Crapo STOCKHOLDER OF RECORD ownership -	IRRELEVANT



C0000371106 1 ND JOHN JENNINGS CRAPO

1UPX NST1

002CD40012 000GLF

012327_SIMPLEX_PROD_1_1/002077/002077/11234

2007 Annual Meeting Admission Ticket

2007 Annual Meeting of
NSTAR Shareholders
May 3, 2007, 11:00 a.m. Eastern Time
Bank of America Auditorium
100 Federal Street, Boston, Massachusetts 02110

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Notice of Annual Meeting of Shareholders

To the Holders of NSTAR s Common Shares:

The Annual Meeting of Shareholders of NSTAR will be held at the Bank of America Auditorium, 100 Federal Street, Boston, Massachusetts 02110, on Thursday, May 3, 2007 at 11:00 a.m., for the following purposes:

1. To elect three Class II Trustees to serve until the 2010 Annual Meeting and until the election and qualification of their respective successors.
2. To approve the NSTAR 2007 Long Term Incentive Plan.
3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent public accountants for 2007.
4. To transact any other business which may properly come before the Annual Meeting or any adjournment thereof.

Further information as to matters to be considered and acted on at the Annual Meeting can be found in the accompanying proxy statement.

Only the holders of Common Shares of NSTAR as of the close of business on March 6, 2007 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

Please sign, date and return the accompanying proxy in the enclosed return envelope, which requires no postage if mailed in the United States, or cast your vote by telephone or the Internet. Your proxy may be revoked at any time before the vote is taken by delivering to the Secretary a revocation or a proxy bearing a later date.

By Order of the Board of Trustees,
Douglas S. Horan
Senior Vice President, Secretary
and General Counsel

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼


99
NSTAR

Proxy — NSTAR

COPY

PROXY / VOTING INSTRUCTIONS

The undersigned hereby appoints Gary L. Countryman, Thomas G. Dignan, Jr. and Matina S. Horner and each or any of them proxies, with power of substitution, to act and vote in the name of the undersigned, with all the powers that the undersigned would possess if personally present, on all matters which may come before the Annual Meeting of Shareholders of NSTAR to be held on May 3, 2007 and any adjournment thereof.

The proxies are hereby authorized and instructed upon the matters specified in the Notice of Annual Meeting as set forth on the reverse side hereof. **If no choice is indicated as to a proposal, the proxies shall vote in accordance with the Trustees' recommendations. The proxies shall vote in their best judgment on any other matter which may properly come before the Annual Meeting.**

This card also constitutes voting instructions for participants in the NSTAR Savings Plan. The undersigned hereby directs ~~the applicable trustee~~ the Corporate Secret[ary] to vote all Common Shares credited to the undersigned's account at the Annual Meeting and any adjournment thereof.

ary to get instructions from Stockholder D. D. C.

UNLESS VOTING ELECTRONICALLY OR BY TELEPHONE, PLEASE MARK YOUR VOTE, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ACCOMPANYING ENVELOPE.

(Items to be voted appear on reverse side.)

John Jennings CRAPO
Homeless NStar Shareholder
PO Box 400151 400151
CAMBRIDGE MA 02140-0002

(1)(9)

19th march 2007

Via Certified mail return receipt requested ("CMRRR")
US Securities and Exchange Commission
Division of Corporation Finance
Division Director
Washington DC

Shareholder proposal submission for introduction to NSTAR Stockholders in the proxy statement of NSTAR for the calendar year 2008 or if circumstances so warrant in proxy statement of a special meeting or other such meeting of assembled stockholders and proxies which may occur following the calendar year 2007 annual meeting of shareholders of NStar

COPY

Dear Mister Director

enclosed I call to your attention my shareholder proposal submission to NSTAR. copy this letter of transmission I send via CMRRR to NStar Corporate Secretary Mister Douglas S HORAN 800 Boylston Street Boston MA 02199

Sincerely & briefly

John Jennings Crapo

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 19, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NSTAR
Incoming letter dated November 15, 2007

The proposal requests that the trustees amend NSTAR's Declaration of Trust to require that an outside trustee serve as chair of the board and satisfy other criteria specified in the proposal.

There appears to be some basis for your view that NSTAR may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if NSTAR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NSTAR relies.

Sincerely,

Song Brandon
Attorney-Adviser

END